July 21, 2022
By Electronic Submission
Office of Technology
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:	Megan Akst
Kathleen Collins
Re: Bandwidth Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed on February 25, 2022
Form 10-Q for the Quarter Ended March 31, 2022
Filed on May 6, 2022
File No. 001-38285
To the addressees set forth above:
This letter is submitted by Bandwidth Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced filings of the Company, as set forth in your letter to the Company dated July 6, 2022 (the “Comment Letter”).
The numbered paragraphs in italics below set forth the comments of the Staff from the Comment Letter, together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the applicable filing.
Form 10-K for the Fiscal Year Ended December 31, 2021
Item 1A. Risk Factors
Our second amended and restated bylaws provide, subject to certain exceptions..., page 56
1.     We note that your forum selection provision in your bylaws identifies the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) as the exclusive forum for certain litigation, including

Bandwidth +1 800-808-5150 support@bandwidth.com	www.bandwidth.com	900 Main Campus Drive Raleigh, NC 27606 United States

Securities and Exchange Commission
July 21, 2022
any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, in future filings, please clearly describe any risks to investors related to the provision and also disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act please revise in future filings to clearly indicate that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its disclosure in the “Risk Factor” sections of its future quarterly and annual reports to clarify that the choice of forum provision in the Company’s second amended and restated bylaws would not apply to suits brought to enforce a duty or liability created by the Exchange Act, which provides for exclusive jurisdiction of the federal courts. It could apply, however, to a suit that asserts claims under the Securities Act and falls within one or more of the categories enumerated in the Company’s choice of forum provision, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such a provision with respect to claims under the Securities Act, and the Company’s stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Years Ended December 31, 2020 and 2021, page 69
2.     You state that the increase in your effective tax rate from fiscal 2020 to 2021 is primarily due to a change in the valuation allowance related to certain deferred tax assets. However, based on the reconciliation of your effective tax rate on page 132, there appear to be other factors besides the valuation allowance that contributed to the change in your tax provision during this period. Please revise to include a quantified discussion of each of the factors that contributed significantly to your tax provision (benefit) and discuss any material items that are not expected to impact your effective tax rate in the future. Refer to Item 303 of Regulation S-K. In addition, revise your footnote disclosures to include a discussion regarding the nature of each significant reconciling item disclosed. Refer to ASC 740-10-50-12.
Response:

Bandwidth • 900 Main Campus Drive, Raleigh, NC 27606 • 800-808-5150	2

Securities and Exchange Commission
July 21, 2022
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure on page 71 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 10-K”) refers to the change in the Company’s effective tax rate from 2020 to 2021, and, as shown in the tax rate reconciliation on page 132 of the 2021 10-K, the primary driver of the change in the Company’s tax rate from 2020 to 2021 was a change in the Company’s tax valuation allowance related to certain deferred tax assets. Specifically, of the total increase of 64.1% in the Company’s tax rate from 2020 to 2021, the change in valuation allowance represents an increase in the tax rate of 139.7%. This tax rate increase of 139.7% was offset by tax rate changes with lesser effect in descending order including: a decrease in the Company’s tax rate of 40.2% from the transfer of certain intangible assets to different tax jurisdictions and impact of convertible debt adjustments; a decrease in the Company’s tax rate of 32.9% related to the windfall tax benefit of stock compensation; and a decrease in the Company’s tax rate of 8.9% resulting from the Company’s election under Internal Revenue Code Section 338(g). All other components of the Company’s tax rate listed on page 132 of the 2021 10-K collectively represent less than a 5% change in the Company’s tax rate from 2020 to 2021.
With respect to the reconciling items, other than the valuation allowance, that represented changes greater than 5% to the Company’s tax rate between 2020 and 2021, substantially all of the effect of stock compensation, transfer of intangible assets and convertible debt deferred adjustments give rise to corresponding and offsetting adjustments within the valuation allowance component; as a result, these items do not impact income tax benefit (provision) on a net basis. It is the Company’s practice to disclose its tax rate reconciliation on a gross basis by disaggregating components because the Company believes this is beneficial disclosure. The Company believes that the summary explanation on page 71 of the 2021 10-K correctly discloses the tax valuation allowance as the primary component of the Company’s tax rate change, after giving effect to fully offsetting items. However, the Company respectfully advises the Staff that beginning with the Company’s quarterly report on Form 10-Q for the three months ended June 30, 2022 (the “2022 Q2 10-Q”) and all subsequent periodic filings, the Company will revise its disclosures to include a quantified discussion in the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section of each of the factors that contributed significantly to the Company’s tax provision (benefit) and whether such items are expected to recur.
Further, the Company respectfully advises the Staff that it believes the tax rate reconciliation and disclosures presented in the footnote disclosures of the Company’s financial statements included in Part II of the 2021 10-K meet the criteria under ASC 740-10-50-12 by disclosing all reconciliation items greater than 5% along with the estimated percentage and line-item description. However, the Company respectfully advises the Staff that in future audited financial statements filed with the SEC, the

Bandwidth • 900 Main Campus Drive, Raleigh, NC 27606 • 800-808-5150	3

Securities and Exchange Commission
July 21, 2022
Company will supplement its financial statement footnote disclosures to include the nature of each significant item.
Liquidity and Capital Resources, page 73
3.     Please revise to include the reasons for the changes in amounts impacting your cash flow. In this regard, your discussion should not merely repeat numerical data contained in the financial statements. Refer to Instruction 2 to paragraph (b) in Item 303 of Regulation S-K.
Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that beginning with the 2022 Q2 10-Q and all subsequent periodic filings, the Company will revise its liquidity and capital resources disclosure to more fully explain the reasons for material changes in amounts that impact the Company’s cash flow.
Non-GAAP Financial Measures, page 76
4.     Please revise to present both basic and diluted GAAP weighted average shares outstanding with equal or greater prominence to your non-GAAP measures of weighted average shares outstanding. Similarly, revise the key performance indicators discussion on page 64 to ensure that the comparable GAAP measures are presented with equal or greater prominence to the non-GAAP measures included in such table. Refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations (C&DIs).
Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that beginning with the 2022 Q2 10-Q and all subsequent periodic filings, the Company will: (1) include a reconciliation table beginning with GAAP weighted average shares outstanding in its Non-GAAP Financial Measures section, and (2) remove the non-GAAP financial measures from the key performance indicators table.
5.     Please explain further the valuation allowance adjustment to your measure of non-GAAP net income (loss). In this regard, as per footnote (1) on page 79, you appear to factor the valuation allowance into your determination of the tax rate used for non-GAAP purposes and yet you also adjust GAAP net loss to remove the impact of such valuation. Explain further what the valuation allowance adjustment represents and how such adjustment is appropriate for non-GAAP purposes. Clarify which jurisdictions are impacted by the valuation allowance and tell us the impact on the non-GAAP tax rates for such jurisdictions.

Bandwidth • 900 Main Campus Drive, Raleigh, NC 27606 • 800-808-5150	4

Securities and Exchange Commission
July 21, 2022
Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff as to the following matters pertaining to the valuation allowance adjustment to the Company’s measure of non-GAAP net income (loss) as presented on page 79 of the Company’s 2021 10-K.
In 2020 the Company established a deferred tax asset valuation allowance of $15.0 million for deductible temporary differences arising in the United States due to the Company’s prior financial position of losses, cumulative tax loss attributes, and the overall analysis of weighing such positive versus negative evidence to require the valuation allowance position under ASC 740-10-30-17. The Company considered the initial establishment of the valuation allowance as a non-recurring event that was not indicative of the current period’s Non-GAAP financial performance; as a result, the Company presented the item as a separate adjustment in the Company’s Non-GAAP net income reconciliation in 2020. This valuation allowance adjustment to Non-GAAP net income in 2020 was appropriately excluded from the determination of the $(0.8) million of “Estimated tax effect adjustments” in 2020 which was derived using statutory rates referenced below.

In 2021, to reflect the comparability with prior periods, the Company presented separately the adjustments to Non-GAAP net income of $9.6 million related to the change in the valuation allowance within net income, as well as the tax benefit of $(2.6) million related to equity compensation. The Company’s “Estimated tax effects of adjustments” was calculated using the statutory tax rates referenced below, excluding the change in valuation allowance, applied to the respective Non-GAAP adjustments. The Company added back the impact of the change in the valuation allowance related to the Non-GAAP adjustments in arriving at the $(15.0) million amount of “Estimated tax effects of adjustments” so these items would not be double counted given the separate presentation of the change in valuation allowance described above.

The Company considered the statutory tax rates of the major tax jurisdictions associated with the Non-GAAP adjusting items. Such jurisdictions and statutory tax rates include: United States (federal and state) at 25%, Belgium at 25%, United Kingdom at 19%, and the collective average of other minor activity countries at 25%. For both 2020 and 2021, the Non-GAAP tax rate for the United States was 0% after the application of the valuation allowance adjustments, while the other countries recognized their statutory rates for Non-GAAP adjustment purposes.
Notes to Consolidated Financial Statements
Notes 2. Summary of Significant Accounting Policies
Goodwill, page 102

Bandwidth • 900 Main Campus Drive, Raleigh, NC 27606 • 800-808-5150	5

Securities and Exchange Commission
July 21, 2022
6.     You state that management may choose to proceed directly to the two-step evaluation in assessing goodwill for impairment, however, it appears from your December 31, 2020 Form 10-K that you adopted ASU 2017-04. Please tell us how your current policy complies with ASC 350-20-35 or revise as necessary. In addition, tell us how you considered the subsequent decline in the trading price of your common stock in determining whether goodwill should be tested for impairment between annual tests. Refer to ASC 350-20-35-3C and 35-30. Similarly, tell us your consideration to include a discussion of such decline and the potential impact on your goodwill evaluation in your fiscal 2022 Form 10-Q filings.
Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company adopted ASU 2017-04 effective January 1, 2020, as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020. The Company’s adoption of ASU 2017-04 and related policies reflect the requirements of ASU 2017-04 which, among other things, removed the two-step evaluation process. The Company respectfully advises the Staff that beginning with the 2022 Q2 10-Q and all subsequent periodic filings, the Company will revise the disclosure of its policy in Note 2, Summary of Significant Accounting Policies to clarify this.
The Company performs a goodwill impairment assessment (or quantitative test if deemed necessary) on at least an annual basis. In accordance with ASC 350-20-35-30, the Company performs an interim qualitative assessment of goodwill for potential impairment between annual test dates to evaluate whether the occurrence of an event or a change in circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. In this qualitative assessment, consistent with ASC 350-20-35-3C, the Company considers, among other factors, macroeconomic conditions (both in the United States and internationally), the Company’s overall financial performance (including, but not limited to, comparisons to prior periods, current period internal expectations, and comparable peer companies), broader industry and market considerations, and the trading price performance of the Company’s Class A common stock.
The Company completed such an interim qualitative assessment in March 2022, and observed positive indicators including, but not limited to, the Company’s financial performance continuing to exceed both internal and stated expectations, continued revenue growth (16% year-over-year revenue growth in the first quarter of 2022), continuing positive market projections by industry and market analysts, and the Company’s market capitalization exceeding its carrying value without the incorporation of a control premium. The Company also observed that macroeconomic conditions remained uncertain and the trading price of its Class A common stock had declined from its higher levels in 2020 and 2021. Giving further evaluation to its Class

Bandwidth • 900 Main Campus Drive, Raleigh, NC 27606 • 800-808-5150	6

Securities and Exchange Commission
July 21, 2022
A common stock price performance, the Company observed that the declines were not company-specific, as both broader market indices and industry-specific peer companies’ trading prices had also declined at similar rates over the same approximate time period. In addition, the Company considered external evidence in the form of analyst price targets. Specifically, as of March 31, 2022, when the Company’s Class A common stock was trading at $32.39, the consensus price target for the Company’s Class A common stock among 11 analysts was $66.91, with the high price target being $100.00 and the low price target being $45.00, which were further indications that the fair value of the Company was higher than the then current stock price reflected.
As noted in ASC 350-20-35-3G, none of the factors listed in the guidance are determinative individually, and the existence of one of these negative factors by itself would not necessarily indicate that a quantitative impairment test must be performed. After taking into consideration all observations, both positive and negative, the Company determined that the positive factors, including Company performance and current positive market projections, provided a stronger indication of the fair value of the Company. As a result, the Company concluded in its interim goodwill impairment assessment that it was not more likely than not that the fair value was less than the carrying value of the reporting unit. The Company intends to include a discussion of its interim impairment assessments, including an additional assessment performed during the second quarter of 2022, in its fiscal 2022 Form 10-Q filings.
Form 10-Q for the Quarter Ended March 31, 2022
Management's Discussion and Analysis
Non-GAAP Financial Measures, page 45
7.     We note that you revised your calculation of non-GAAP gross profit margin in the first quarter of fiscal 2022 such that it is now calculated using revenue less pass-through messaging surcharges. Please tell us how you considered whether this results in the presentation of a non-GAAP measure that substitutes individually tailored recognition and measurement methods for those of GAAP, or revise as necessary. Refer to Question 100.04 of the Non-GAAP C&DIs. In your response, please explain further to us what the messaging surcharge revenues represent.
Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that no adjusted non-GAAP measure of GAAP revenue or any individually tailored recognition method for GAAP revenue is provided in the Company’s reports and disclosures.
The Company’s messaging communication offerings support Application-to-Person (A2P) delivery, which allows its customers to embed messaging communications into

Bandwidth • 900 Main Campus Drive, Raleigh, NC 27606 • 800-808-5150	7

Securities and Exchange Commission
July 21, 2022
their software and applications. During 2021, certain U.S. destination carriers, including, but not limited to, AT&T, Verizon and T-Mobile, adopted surcharges for the Company’s customers’ A2P traffic delivered to the destination carriers’ networks, commonly referred to as pass-through messaging surcharges.
These messaging surcharges are levied by destination carrier networks, on a per message basis. The Company passes these surcharges through to its customers, in the amount assessed by the destination carriers, and these surcharges appear separately on the Company’s customer invoices. Furthermore, since the Company passes these surcharges from the destination carriers through to its end customers, the revenues and costs are equivalent and offsetting, and therefore have no impact on the Company’s GAAP gross profit.
The Company does not take into account pass-through messaging surcharge revenue in managing its business operations, including with respect to its assessment of the return on investment on its messaging product offerings. As a result, the Company internally utilizes a non-GAAP gross profit margin which excludes the effect of the aforementioned pass-through messaging surcharges. The Company discloses this metric in its SEC filings and investor materials, and believes it provides a representation of the Company’s core contribution margin and operational performance, and is used by the Company in the management of its business.
Further, as acknowledged in the non-GAAP adopting release (at II.A.2.b.), a ratio similar to operating margin (i.e., operating income divided by revenues) is a non-GAAP financial measure if the issuer adjusts the GAAP calculation of either the numerator or the denominator. In this case the Company adjusted revenue and cost of sales in calculating its non-GAAP gross profit margin. As such, the Company respectfully submits that the presentation is of the nature that was contemplated by the Staff as a non-GAAP financial measure and not an individually tailored accounting method.
Based on the foregoing, the Company believes that its presentation of non-GAAP gross profit margin provides additional transparency as to components of the Company’s GAAP revenue and GAAP cost of revenue, and is not an individually tailored measurement method designed to replace those measurement methods under GAAP.

Bandwidth • 900 Main Campus Drive, Raleigh, NC 27606 • 800-808-5150	8

Securities and Exchange Commission
July 21, 2022
The Company hereby acknowledges the following:
●The Company is responsible for the adequacy and accuracy of the disclosure in the filings.
●Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned if you have any questions regarding this response letter.
Sincerely,
Bandwidth Inc.
By: /s/ Daryl E. Raiford
Daryl E. Raiford
Chief Financial Officer

cc:	Brandon Asbill, Bandwidth Inc.
Michael Benjamin, Latham & Watkins LLP
Shagufa Hossain, Latham & Watkins LLP

Bandwidth • 900 Main Campus Drive, Raleigh, NC 27606 • 800-808-5150	9